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EXHIBIT (d)(5)

Personal & Confidential

April 7, 2008

Thomas Kampfer
13075 Survey Point
San Diego, CA 92130

Dear Tom,

        We look forward to welcoming you to EMC Corporation ("EMC") following the merger between EMC and Iomega Corporation ("Iomega"). This Letter Agreement is conditioned upon the merger; if the merger is not consummated, this Letter Agreement shall be void and of no force or effect. In this Letter Agreement, we are pleased to confirm your employment with EMC as COO, Iomega Division. You will report to Jon Huberman and will be based out of your current Iomega office or at such other office as EMC may assign to you within a reasonable commuting distance, but not to exceed 50 miles from your current Iomega office.

        Your annualized base salary will be $381,213 payable in accordance with EMC's normal payroll cycle. For the remainder of 2008, you will continue under the current Iomega 2008 Corporate Bonus Plan with an annual incentive target of $285,910. Starting in 2009, you may be transitioned to the EMC bonus program (based upon achievement of individual, business unit and corporate results in accordance with the terms and conditions of the program, which shall be no less favorable than those terms and conditions applied to other similarly situated EMC executives), with no reduction to your annualized target incentive opportunity.

        You will be eligible to receive the following special retention bonus payments ("Retention Bonuses") contingent upon your continued active employment with EMC through the dates set forth below:

  •
  $250,000 to be paid within 2 pay periods following a 90-day period after the Effective Time (as defined in the Agreement and Plan of Merger ("Merger Agreement"));

  •
  $250,000 to be paid within 2 pay periods following a 6 month period after the Effective Time;

  •
  $600,000 to be paid within 2 pay periods following the first year anniversary of the Effective time.

        In the event you terminate your employment for Good Reason or EMC terminates your employment for other than Cause (as both are defined on Exhibit A) before the Retention Bonuses are paid in full, you will receive a lump sum payment equal to the total amount of any unpaid Retention Bonuses.

        All salary and bonus payments described in this Letter Agreement will be subject to statutory withholdings and authorized deductions and conditioned upon your continued active employment with EMC, except as otherwise specifically provided in this letter.

        As a key employee of EMC, a recommendation will be made to the Compensation Committee of EMC's Board of Directors that you be granted EMC stock options and restricted stock units at the next meeting of the Committee at which equity awards are scheduled to be granted following the effective date of the acquisition. The details of the grant recommendation are as follows:

  •
  A nonqualified option to purchase 25,000 shares of EMC. The options shall vest, subject to continued employment, ratably in five installments over five years on each anniversary date of the grant; and the option price shall be set at the fair market value as of the Grant Date.

  •
  A grant of 25,000 restricted stock units. The units shall vest, subject to continued employment, on the fifth anniversary of the Grant Date, provided, however, that the units shall be eligible to vest ratably in three installments subject to achievement of certain objectives. The first installment shall vest following the first anniversary of the Grant Date upon achievement of predetermined financial objectives for Iomega in accordance with the Plan of Record covering the first four fiscal quarters following the acquisition date. The second and third installments shall vest ratably on the second and third anniversaries of the Grant Date based upon achievement by EMC of corporate financial targets established for fiscal years 2009 and 2010, respectively. Such accelerated vesting shall occur upon management certification and EMC Compensation Committee approval of the performance achievement.

        The stock options and restricted stock award will be subject to the terms and conditions of the EMC's Amended and Restated 2003 Stock Plan as such Plan is amended from time to time, and the applicable award agreements.

        You will be eligible to participate in EMC's benefit plans and programs, as such plans and programs are in effect and amended from time to time, but on no less favorable terms and conditions than other executives of EMC. You will also receive a monthly car allowance in the amount of $400.00, an annual executive physical, premium coverage for your current term life insurance, and you will be able to participate in the financial planning benefit (allowing up to $6,000 per year for qualified financial planning services) and the Executive Deferred Compensation Plan. You will be responsible to pay any taxes for any benefit deemed taxable to the individual. You will receive more information about these benefit programs in the near future.

        You are required to devote your full business time, best efforts, business judgment, skill and knowledge to the advancement of EMC's interests. You are required to read, agree to abide by, sign and return EMC's Business Conduct Guidelines. You are also required to abide by all company policies. As a condition of your employment with EMC you required to read, agree to abide by, sign and return EMC's Key Employee Agreement ("KEA"). The Key Employee Agreement is incorporated herein and made a part of this Agreement by reference. However, due to the unique circumstances of this acquisition and the valuable consideration you are receiving, in the event your employment with EMC terminates within five (5) years after the "Effective Time", then in section 5 of the KEA, the reference to a "twelve month period" is hereby modified and deemed to be replaced by a "twenty-four month period." Your obligations under the KEA shall survive the termination of this Letter Agreement.

        If within twenty-four months following the Effective Time your employment is terminated by EMC without Cause or you terminate your employment for Good Reason (as both terms are defined in Exhibit A), you will be eligible to receive for eighteen months (a) severance payments equal to your base salary plus target bonus; (b) continued health benefits for you and your family, in accordance with the terms of the applicable plans, as if you were an Active Employee (with the normal employee contribution of the benefit cost being deducted from your severance payments); and (c) outplacement services through a nationally recognized firm up to an aggregate of $25,000 (although (c) will only be provided if your employment is terminated by EMC without Cause). However, EMC shall not be obligated to make any such payments, or provide any benefits, set forth in this paragraph from and after the date that you violate EMC's KEA and/or engage in a Competitive Activity (except to the extent that such payments were due before such date).

  The term "Competitive Activity" means any activity whereby the Executive is engaged, directly or indirectly, anywhere in the world, in any business or enterprise, or performs service for any entity, whether as owner, partner, officer, director, employee, consultant, investor, lender or otherwise, except as the holder of not more than 1% of the outstanding stock of publicly-held company, that actually or potentially competes with the Iomega Business. For the purposes of this definition only and not for purposes of any antitrust related market definition or analysis, an entity (which includes but is not limited to a person, partnership, joint venture or corporation) will be considered to compete with the Iomega business if such entity (or in the case of a multi-billion dollar, multi-division corporation, the division thereof for which services are proposed to be performed by you) or any of its affiliates engages directly or indirectly in the removable media storage device or network attached storage market segment as all or part of its business.

        You agree that these restrictions are reasonable under the circumstances. If your employment is terminated by EMC other than for Cause after twenty-four months but before forty-eight months following the Effective Time, you will be eligible for severance in accordance with EMC practice; provided, that, such severance shall be not less than the payment of twelve months then base salary and pro-rata bonus based on number of months worked during the year, less any amounts previously paid.

        If the event your employment is terminated by reason of death or Disability, you or your estate will be entitled to receive any unpaid Retention Bonus amount in a lump sum in cash within 30 days after the date of said employment termination. "Disability" means the employee's absence from the full-time performance of the employee's duties with EMC for 180 consecutive calendar days as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by EMC or its insurers and acceptable to the employee or the employee's legal representative.

        To the extent necessary to avoid the application of an accelerated or additional tax under Section 409A of the Internal Revenue Code of 1986, as amended, the payment of amounts or benefits otherwise due during the first six months following your "separation from service" (as defined under Section 409A and the regulations thereunder) shall be delayed until the first day following the end of such six month period if you are a "specified employee" (as defined under Section 409A and the regulations thereunder). If a delay is required, any amounts delayed shall be paid to you in lump sum promptly following such delay. You, and EMC and Iomega, each agree that we will use our reasonable efforts to minimize the amount of your compensation under this Agreement or otherwise payable as a result of the merger which is subject to tax as an excess parachute payment within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, through a restructuring of the timing of payment or other adjustments acceptable to the party adversely affected thereby, such acceptance not to be unreasonably denied or conditioned.

        Any employment agreements including but not limited to the Letter Agreement dated February 24, 2006 and Executive Retention Agreement dated February 24, 2006 are null and void. You are required to and agree to execute before you execute this Letter Agreement a written agreement with Iomega confirming that all such agreements are null and void (attached as Exhibit B). In addition, as a condition of employment and receiving any payments described in this Letter Agreement, you are required to and agree to sign before the Effective Time a General Release in favor of Iomega and EMC and persons and entities related to them, of any and all claims associated with your employment with Iomega, including but not limited to all employment agreements and retention agreements you had with Iomega, as well as any compensation or benefit programs/plans of Iomega, but excluding any vested benefits under any plan subject to ERISA. This General Release is attached as Exhibit C.

        Nothing in this Letter Agreement changes your status of employment as "at will" meaning that either you or EMC are free to terminate the employment relationship at any time and for any reason, with our without cause or notice. This Letter Agreement, together with the KEA and Non-Competition Agreement, constitutes the entire agreement regarding your employment. This Letter Agreement may be amended or modified only by a written instrument signed by both you and EMC's Executive Vice President, Human Resources. This Agreement shall be governed by and construed in accordance with the laws of California, without regard to the doctrine of conflicts of law.

        We look forward to having you as part of EMC. The coming together of Iomega and EMC's products, services and people creates exciting opportunities for all of us. Our shared values, beginning with a sharp customer focus, provide the foundation for achieving new levels of success as the world leader in information infrastructure technology.

        Please indicate that you have read, understand and agree to the terms of this letter by signing and dating this letter in the space provided below.

Sincerely,

/s/ Jack Mollen

Jack Mollen
EVP, Human Resources

Agreed to by:	/s/ Thomas D. Kampfer
Date:	4/8/08
Attachments:	Exhibit A Exhibit B Exhibit C Key Employee Agreement Business Conduct Guidelines

EXHIBIT A

        For purposes of this Letter Agreement, "Cause" shall be defined as:

  (a)
  An act of willful dishonesty taken in connection with your responsibilities as an employee and causing damage to EMC;

  (b)
  Your conviction of, or plea of guilty or nolo contendere to, a felony;

  (c)
  Your insubordination or willful refusal to follow reasonable, lawful directives of the Board of Directors and/or officers of EMC to the extent that it was reasonably possible for you to do so;

  (d)
  Your material breach of EMC's Key Employee Agreement, Business Conduct Guidelines or EMC policies; and

  (e)
  Your gross negligence or willful misconduct in the performance of your duties as an employee of EMC.

        If EMC wishes to terminate your employment for Cause, EMC must notify you at least ten (10) business days in advance to give you an opportunity to respond.

        For purposes of this Letter Agreement, "Good Reason" shall be defined as:

  (a)
  A reduction, without your consent, in your then current annual base salary or target bonus dollar amount, other than as part of across-the-board salary reductions affecting all similar executives of EMC;

  (b)
  A material reduction in duties and responsibilities as of the Effective Time;

  (c)
  A relocation of your principal place of business by more than fifty (50) miles, unless you consent to such relocation; or

  (d)
  EMC materially breaches any provision of this Agreement.

        If you wish to terminate your employment based on Good reason, you must notify EMC in writing within 90 days after the event that you claim to be Good Reason occurs. An event that is or would constitute Good Reason shall cease to be Good Reason if: (x) you do not notify EMC of your intent to terminate your employment within ninety (90) days after the event occurs; or (y) EMC reverses the action or cures the default that constitutes Good Reason within thirty (30) business days after you notify EMC in writing that Good Reason exists.

EXHIBIT B

Modification and Nullification Agreement

        This Modification and Nullification Agreement by and between Iomega, Corporation, a Delaware corporation (Iomega), and Thomas D. Kampfer (the "Executive") is made as of April 8, 2008.

        WHEREAS, pursuant to a certain Agreement and Plan of Merger (as amended, restated or supplemented from time to time, the "Merger Agreement"), between Iomega, Corporation, ("Iomega") and EMC Corporation ("EMC"), a subsidiary of EMC will merge with and into Iomega (the "Merger").

        WHEREAS, you are executing a Letter Agreement with EMC pursuant to which you are eligible for certain severance benefits in the event your employment with EMC is terminated under certain circumstances subsequent to the Merger.

        WHEREAS, you are receiving consideration in the amount of $650,000 as a "Deal Completion Bonus" as approved by the Iomega Board of Directors.

        NOW, THEREFORE, you and Iomega hereby agree that the February 24, 2006 Executive Retention Agreement you entered into with Iomega Corp, and all other employment agreements with Iomega, are void and of no force or effect.

        This Agreement is conditioned upon the consummation of the Merger. In the event that the Merger is not consummated, this Modification and Nullification Agreement shall be void and of no force or effect and the February 24, 2006 Executive Retention Agreement and other employment agreements with Iomega will remain in full force and effect.

BY SIGNING BELOW, YOU ACKNOWLEDGE THAT YOU HAVE READ THIS MODIFICATION AND NULLIFICATION AGREEMENT, UNDERSTAND ITS TERMS AND EFFECT, AND AGREE TO IT VOLUNTARILY.

DATE:	4/8/08
/s/ Thomas D. Kampfer (Please sign above this line)
Thomas D. Kampfer (Please print your name above this line)
IOMEGA CORPORATION
BY:	/s/ Ron S. Zollman Ron S. Zollman, General Counsel & Secretary
DATE:	4/8/08

EXHIBIT C

GENERAL RELEASE

        Reference is made to that certain Agreement and Plan of Merger (as amended, restated or supplemented from time to time, the "Merger Agreement"), between Iomega Corporation, ("Iomega") and EMC Corporation pursuant to which a subsidiary of EMC Corporation will merge with and into Iomega (the "Merger"). EMC Corporation and its subsidiaries and affiliates are (collectively referred to herein as "EMC").

        In connection with and pending the consummation of the Merger, you, Thomas D. Kampfer, have been offered employment with EMC ("the Offer") which is subject to the consummation of the Merger and your execution and delivery of EMC's Letter Agreement, Non-Competition Agreement, Key Employee Agreement, Business Conduct Guidelines, and other hiring documents generally required of EMC employees and the general release of claims set forth in this General Release (this "General Release" and such documents collectively, the "Offer Package Agreements").

        For good and valuable consideration, receipt of which is hereby acknowledged, you, on behalf of yourself and your heirs and assigns, hereby enter into and execute this General Release, and hereby irrevocably and unconditionally release and forever discharge, waive, and hold harmless Iomega, and each and all of its past, present or future officers, agents, directors, supervisors, employees, representatives, parent and subsidiary companies (including without limitation EMC), successor companies, administrators, investors, subsidiaries, predecessors, all other related or affiliated entities and persons, and the agents, officers, directors, attorneys, contractors, insurance companies, successors, assigns and owners of each, and all persons acting by, through, under, or in concert with any of them (collectively referred to as "Released Parties") from any and all claims, rights, debts, liabilities, demands, causes of action, obligations, and damages, known or unknown, suspected or unsuspected, arising as of or prior to the commencement of your employment pursuant to the Offer, under federal, state, local, or common law, including, but not limited to, claims in any way related to your employment with Iomega or the Merger. The claims released hereby include all claims for compensation, stock and/or benefits under any agreement or plan, whether written or oral, that could or would have been due to you in connection with your employment with Iomega other than as specified in the next paragraph, claims under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, and/or the laws prohibiting discrimination, harassment and/or retaliation in any state in which you are employed, and any and all federal, state and local employment laws, as well claims under tort, contract or any other statutory or common law (the "Released Claims"). All Released Claims (including related attorneys' fees and costs) are forever barred by this General Release regardless of the forum in which such claim might be brought.

        Notwithstanding anything to the contrary in this General Release, Released Claims do not include:

  (i)
  any claims to receive consideration to which you may be entitled as a stockholder under the terms of the Merger Agreement and the Delaware General Corporation Law with respect to the Merger;

  (ii)
  any claims that by law (including any vested benefits under any plan subject to ERISA) may not be released under applicable law including but not limited to those arising pursuant to the California Labor Code or workers compensation laws.

        Apart from the claims above expressly excepted from this General Release, the Released Claims include all other claims even if you do not know or suspect that the claims exist, and even if your knowledge of those claims would have affected your acceptance of this General Release. You therefore waive the effect of all state laws, including but not limited to California Civil Code section 1542 and any other analogous provision of applicable law of any jurisdiction. Section 1542 states:

  "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS/HER FAVOR AT THE TIME OF EXECUTING

  THE RELEASE, WHICH IF KNOWN TO HIM/HER MUST HAVE MATERIALLY AFFECTED HIS/HER SETTLEMENT WITH THE DEBTOR."

        This General Release shall be binding upon you and upon your heirs, administrators, representatives, executors, successors, and assigns, and shall inure to the benefit of said parties and each of them and to their heirs, administrators, representatives, executors, successors, and assigns. You expressly warrant that you have not transferred to any person or entity any rights, causes of action, or claims released in this General Release.

        You acknowledge that EMC is relying on your execution of this General Release and without it, would not agree to hire you. This General Release sets forth the entire agreement between you, EMC and Iomega regarding its subject matter and supersedes all other written or oral promises or representations about its subject matter.

        This General Release must be signed and returned along with the other Offer Package Agreements. This General Release will not become effective until it has been signed and delivered, at which time it becomes effective and irrevocable. You acknowledge that you have had a reasonable period to review this General Release. You are advised to consult an attorney regarding signing this General Release.

        The terms of this General Release are contractual in nature and not a mere recital, and it takes effect as a sealed instrument. PLEASE READ THIS GENERAL RELEASE CAREFULLY, AS IT INCLUDES A RELEASE OF KNOWN AND UNKNOWN CLAIMS.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

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BY SIGNING BELOW, YOU ACKNOWLEDGE THAT YOU HAVE READ THIS GENERAL RELEASE, UNDERSTAND ITS TERMS AND EFFECT, AND AGREE TO IT VOLUNTARILY.

DATE:	4/8/08	/s/ Thomas D. Kampfer (Please sign above this line)
Thomas D. Kampfer (Please print your name above this line)

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